On February 19, 2021 Cannell Capital (“CC”) enjoyed a telephone call with Lee Enterprises (“LEE”) Chairman Mary E. Junck in which it proposed and requested a reply to a recommendation for the addition of a new member to the Board of Directors.

CC believes that LEE is undervalued and that the appointment of this new member of the Board would go a long way toward decreasing the discount between LEE’s market value and CC’s estimate of LEE’s economic value.

As LEE’s largest owner, CC thinks it is neither unreasonable nor unusual for CC to receive at least one seat at the table. If one is the largest owner of a restaurant, for example, one should not be barred from having a look at the kitchen.

On February 26, Ms. Junck replied to CC dismissing its recommendation and request. Accordingly, pursuant to 17 CFR § 240.13d-101, CC is obliged to amend its filing to a Schedule 13-D.

While CC applauds the progress that LEE has made, CC believes that there is considerably more work to be done and that changes to the Board of Directors would benefit all shareholders.